EXHIBIT 4.17

AMENDMENT NO. 5 TO PREFERRED STOCK RIGHTS AGREEMENT

This Amendment No. 5 (“Amendment”), dated as of October 14, 2009, is entered into as of October 12, 2009 between NeoMagic Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (the “Rights Agent") with respect to the Preferred Stock Rights Agreement dated as of December 19, 2002, as amended ( the “Rights Agreement”). WHEREAS, David Tomasello is currently deemed to be the beneficial owner of 1,878,353 shares and 14.9% of the Company's Common Stock;

WHEREAS, the Company intends to enter into a Stock Purchase Agreement, dated as of October 12, 2009 , with Attiva Capital Partners, Ltd. ("Attiva"); Bluestone Financial Ltd. ("Bluestone") and Mediastone LLC, ("Mediastone")(collectively, the “Investors”), pursuant to which Attiva and Bluestone will purchase certain shares of the Company's Common Stock and will be issued certain warrants which would result in Mr. Tomasello's  becoming the beneficial owner of substantially more than fifteen percent (15%), of the Company's Common Stock, as determined under Rule 13d-3 issued under the Securities Exchange Act of 1934, as amended;.

WHEREAS, on October 9, 2009, the Board of Directors of the Company resolved that it was in the best interests of the Company and its shareholders to terminate the Rights Agreement pursuant to Section 27 thereof to facilitate the investment by the Investors.

NOW, THEREFORE, in consideration of the foregoing and the agreements, provisions and covenants herein contained, the parties agree as follows:

1.	The Rights Agreement is hereby terminated in its entirety, effective October 12, 2009.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

NEOMAGIC CORPORATION		COMPUTERSHARE TRUST COMPANY, N.A. as Rights Agent

By:	/s/Syed Zaidi	By
Name:	Syed Zaidi	Name:
Title:	Chief Operating Officer	Title: